Exhibit 99.1

Amdocs Announces Redemption of the $211,000 Remaining 0.50% Convertible Senior Notes due 2024

ST. LOUIS – August 1, 2016 – Amdocs Limited (NASDAQ: DOX) announced today that it has given notice of its intention to redeem all of the remaining outstanding 0.50% Convertible Senior Notes due 2024 (CUSIP 02342TAC3 and 02342TAD1) (the “Convertible Notes”) on September 6, 2016 (the ‘Redemption Date’). Amdocs originally issued $450.0 million of Convertible Notes on March 5, 2004 but, as a result of prior repurchases and conversions, as of July 28, 2016, there was only approximately $0.21 Million aggregate principal amount of the Convertible Notes outstanding. The Convertible Notes will be redeemed at a redemption price of 100% of the principal amount of the Convertible Notes redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

The Convertible Notes are convertible at any time prior to the close of business on September 2, 2016 at a rate of 24.4551 shares of common stock per $1,000 principal amount. The Convertible Notes surrendered for conversion will be settled in accordance with the provisions of the indenture.

The Bank of New York Mellon Trust Company, N.A., the trustee for the Convertible Notes, is distributing a Notice of Redemption to all registered holders of the Convertible Notes. Copies of such Notice of Redemption and additional information relating to the procedure for redemption and/or conversion of the Convertible Notes may be obtained from The Bank of New York Mellon Trust Company, N.A. by calling at 212 815-5811 or by fax at 212 815-2830.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy securities in any jurisdiction.

About Amdocs

Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. For more than 30 years, Amdocs solutions, which include BSS, OSS, network control, optimization and network functions virtualization, coupled with professional and managed services, have accelerated business value for its customers by simplifying business complexity, reducing costs and delivering a world-class customer experience.

The Amdocs portfolio enables service providers to capture the world of digital immediacy by operating across digital dimensions to engage customers with personalized, omni-channel experiences; creating a diversified business to capture new revenue streams; becoming data empowered to make business and operational decisions based on insight-based and predictive analytics; and achieving service agility to accelerate the fast rollout of new technologies and hybrid network services.

Amdocs and its 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2015.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015 filed on December 10, 2015 and our Form 6-K furnished for the second quarter of fiscal 2016 on May 17, 2016.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com